For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital & SOQUEM Announce Completion of Drilling at the Chénéville Property

November 26, 2008.  Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) and SOQUEM INC. are pleased to announce the completion of drilling at the Chénéville property, located approximately 120 kilometers northwest of Montreal, QC. The property was staked as part of the Taureau reconnaissance program, which is a 50:50 joint venture between PFN and SOQUEM designed to evaluate the Nickel-Copper-Platinum Group Metal potential of mafic intrusions in the Grenville Geological Province of southern Québec. SOQUEM INC. acts as operator of the Taureau project.

The Chénéville property is, in part, underlain by a series of mafic intrusions that locally host zones of sulphide mineralization. One such zone in the Chénéville intrusion returned average grades of 1.17grams per tonne (g/t) Pd, 0.14g/t Pt, 0.29g/t Au, 1.62% Cu, and 0.35% Ni from two grab samples. The recently completed drilling program at Chénéville was designed to test the down dip continuity of this mineralization. The drilling commenced on November 14, 2008 and was completed on November 18, 2008. A total of 471 meters of drilling was completed in three holes. Assays are pending, and results will be reported when available.

Dr. Jonathan Findlay, Ph.D., P.Geo., is the qualified person responsible for this release.

About SOQUEM INC:

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec (“SGF”). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. has approximately $7.8 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	November 26, 2008